SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1 Translation of letter to the Argentine Securities Commission dated August 16, 2024.

Buenos Aires, August 16, 2024

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

Maipu 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

Present

Ref: Relevant Event

The purpose of this letter is to comply with the provisions of Article 3, paragraph 9, Chapter I, Title XII of the Rules of the National Securities Commission (Comisión Nacional de Valores), whereby the Company must report any legal proceeding brought against it by its shareholders and the significant rulings taken in the course of such proceedings.

In this regard, please be informed that YPF S.A. (“YPF”) has been notified of a lawsuit requesting the annulment of the Ordinary and Extraordinary Shareholders’ Meeting of YPF S.A., held on April 26, 2024, which is pending before the Court of First Instance in Commercial Matters No. 16, where Judge Diego Manuel Paz Saravia sits, Secretariat No. 32, located at Av. Callao 635 P.B., of the Autonomous City of Buenos Aires, in the proceedings entitled “Paz Herrera Ricardo Adrián c/YPF S.A. s/ Ordinario” Expte N°14868/2024.

YPF is analyzing the scope of the notified lawsuit and informs that it will defend its interests and those of its shareholders in accordance with the applicable law.

Sincerely yours,

Margarita Chun

Market Relations Manager

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 16, 2024	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer